ALTERNET SYSTEMS INC.
610-815 West Hastings Street
Vancouver BC Canada
V6C 1B4

August 21, 2008

Craig Wilson
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, DC
20549

Re:	Alternet Systems Inc.
Form 10-KSB and 10 KSB / A for Fiscal Year Ended December 31, 2007
Filed March 31 2008 and August 12 2008

Dear Mr. Wilson

I am writing in response to your letter dated August 14 2008

ITEM 8A Controls and Procedures, page 16

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13(a) - 15(f) under the Securities Exchange Act of 1934, as amended.

Management, under the supervision and with the participation of our Chief Executive Officer and Principal Financial Officer conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this evaluation, management concluded that, as of December 31, 2007, our Company's internal control over financial reporting was effective and has amended the filing of the Form 10KSB accordingly.

Changes in Control over Financial Reporting Page 16

2. We have changed the wording in the disclosure language to include the statement that there were no changes in the registrants internal control over financial reporting that occurred during the registrant’s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Exhibits 31.1 and 31.2

3. The certifications filed by our Principal Executive Officer and Principal Financial Officer have been revised to include the appropriate revisions and is exactly as the wording in Item 601(b)(31) of Regulation S-B.

I acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing and; the Company may not assert staff comments as a defense in any proceeding under the federal securities laws of the United States.

Thank you for your attention to this matter.

Sincerely

Patrick Fitzsimmons
Director / Secretary / Treasurer
Principal Accounting / Financial Officer